SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)

                                 PROXYMED, INC.
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                                (Name of Issuer)

                          COMMON STOCK ($.001 par value)
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                         (Title of Class of Securities)

                                   744290305
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                                 (CUSIP Number)

        Jeffrey Himstreet, Esq., c/o Bingham McCutchen LLP, Suite 800, 1120 20th Street, N.W. Washington, DC 20036-3406 (202)778-6150
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2002
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   744290305             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Cramer Rosenthal McGlynn, LLC
       13-3156718
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  | |
                                                                        (b)  |x|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

       00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                  7     SOLE VOTING POWER

                         376,879 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               376,879 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       376,879 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.6%
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14    TYPE OF REPORTING PERSON*

       IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   744290305   SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Edward J. Rosenthal
       ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

       PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                  7     SOLE VOTING POWER

                         10,847 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                10,847 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,847 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%
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14    TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   744290305            SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Gerald B. Cramer
       ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                         123,639 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                123,639 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       123,639 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This Statement relates to the shares of Common Stock ("Common Stock") of ProxyMed, Inc. (the "Company"), a corporation organized under the laws of the State of Florida. The principal executive offices of the Company are located at 2555 Davie Road, Suite 110, Ft. Lauderdale, Florida 33317-7424.

Item 2.     Identity and Background

            (a) Pursuant to Rule 13-d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, LLC, a Delaware limited liability company ("CRM LLC"), Gerald Cramer, an individual and Edward J. Rosenthal, an individual. CRM LLC, Mr. Cramer and Mr. Rosenthal (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with any other investors in the Company and do not affirm the existence of a group among the Reporting Persons.

            (b)-(c)

            Cramer Rosenthal McGlynn, LLC

            CRM LLC is a limited liability company that provides investment management services and is registered as an investment advisor under the Investment Advisors Act of 1940,as amended. The majority member of CRM LLC is Cramer Rosenthal McGlynn,Inc. ("CRM Inc."), a New York corporation. The principal business address of CRM LLC is 707 Westchester Avenue, White Plains, NY 10604. Its telephone number is
            (212) 838-3830.

            The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM LLC and CRM Inc. is set forth on
            Schedule I annexed hereto which is incorporated herein by reference.

            Gerald B. Cramer

            Mr. Cramer is principally employed as the Chairman of CRM LLC and CRM Inc. The principal business address of Mr. Cramer is 707 Westchester Avenue, White Plains, New York 10604.

            Edward J. Rosenthal

            Mr. Rosenthal is principally employed as Vice Chairman of CRM LLC and Vice Chairman and a director of CRM Inc. The principal business address of Mr. Rosenthal is 707 Westchester Avenue, White Plains, NY 10604.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

            (f) Mr. Cramer and Mr. Rosenthal are both citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for CRM LLC was the personal funds or working capital of the clients to whom CRM, LLC provides discretionary investment management services (the "Advisory Clients"). The source of funds for Gerald B. Cramer and Edward J. Rosenthal was personal funds. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

            The total cost of the reported shares of Common Stock beneficially owned by CRM LLC, including those of its clients is $5,497,283. The cost of the reported shares of Common Stock beneficially owned by Mr. Cramer is $3,373,825. The cost of the reported securities beneficially owned by Mr.Rosenthal is $100,000.

Item 4. The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Persons will continue to monitor and evaluate their investment in the Company in light of pertinent factors,including without limitation the following: (a) the Company's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and
            (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may decide to (i) dispose of some or all of the shares of the Common Stock that they beneficially own or (ii) acquire additional shares of Common Stock or other securities of the Company.

            One of CRM LLC's principals, Gerald B. Cramer, is currently a member of the Board of Directors of the Company. The Reporting Persons have no other plans or proposals that relate to or would result in:

            (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

            (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors;

            (iv) any material change in the present capitalization or dividend policy of the Company;

            (v) any other material change in the Company's business or corporate structure;

            (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

            (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (ix) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 6,741,772 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002.

            As investment manager for the Advisory Clients CRM LLC may be deemed to beneficially own the aggregate 376,879 shares held by the Advisory Clients. Such shares represent approximately 5.6% of the outstanding Common Stock of the Company.

            Gerald B. Cramer beneficially owns 123,639 shares of the Company's Common Stock representing approximately 1.8% of the outstanding Common Stock of the Company.

            Edward J. Rosenthal beneficially owns 10,847 shares of the Company's Common Stock representing approximately 0.2% of the outstanding Common Stock of the Company. Mr. Rosenthal holds 5,423 of such shares in a retirement plan.

            (b) By virtue of CRM LLC's position as investment manager for the Advisory Clients, CRM LLC may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM LLC that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients. Each of Gerald B. Cramer and Edward J. Rosenthal possesses the sole power to vote and dispose of the shares of Common Stock reported herein as being beneficially owned by each such individual, respectively.

            (c) No transactions in the Company's Common Stock were effected by CRM LLC for the Advisory Clients within the last 60 days. Additionally, no transactions were effected by Mr. Cramer or Mr. Rosenthal within the last 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

            None.

Item 7.     Material to be Filed as Exhibits

            None.


                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2002

                                            CRAMER ROSENTHAL MCGLYNN, LLC

                                            By: /s/ Edward Azimi
                                               ---------------------------
                                            Name: Edward Azimi
                                            Title: Head of Operations


                                            /s/ Gerald B. Cramer
                                            -------------------------------
                                            Gerald B. Cramer

                                            /s/ Edward J. Rosenthal
                                            -------------------------------
                                            Edward J. Rosenthal


                                   Schedule I

                        Executive Officers and Directors

CRAMER ROSENTHAL MCGLYNN, LLC

      The name and present principal occupation or employment of each of the executive officers and directors of CRM LLC is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                       Present Principal
Name                                   Occupation and Employment

Gerald B. Cramer                       Chairman and a Manager

Ronald H. McGlynn                      President and CEO and a Manager

Edward J. Rosenthal                    Vice Chairman

Jay B. Abramson                        Executive Vice President
                                       and a Manager

Fred M. Filoon                         Senior Vice President

Carlos Leal                            Chief Financial Officer